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                                                                      Exhibit 99

                           REMINGTON ANNOUNCES PRELIMINARY

                                THIRD QUARTER RESULTS

    BRIDGEPORT, CT, November 7 - Remington Products Company, L.L.C. today announced preliminary unaudited financial results for its third quarter ended September 28, 1996. For the quarter, Remington generated net sales of $61.7 million compared to $66.5 million for the quarter ended September 30, 1995. For the nine months ended September 28, 1996, net sales were $143.1 million compared to $149.3 million for the nine months ended September 30, 1995.

    As previously disclosed in the second quarter financial statements, net sales were relatively unchanged for the first half of 1996. This trend continued through August. Remington's operations are highly seasonal with a large percentage of net sales generated during the September through December time period.

    During the month of September, the company experienced a decline in its financial performance compared to the prior year. This resulted in the decline of U.S. domestic net sales of $6.1 million for the third quarter. International net sales, however, experienced an increase of $1.2 million for the quarter. Revenues for the company's Service Stores were flat compared to the prior year's quarter.

    U.S. domestic net sales declined primarily as the result of (i) lower average pricing of shaver products; (ii) lower unit volumes in certain personal care lines; (iii) new product introduction delays of two key product lines originally scheduled for the Fall season; and (iv) inventory reduction programs instituted by certain major retailing customers.

    For the quarter, Remington generated operating income of $4.5 million, compared to $8.4 million for the comparable 1995 period. For the nine months, Remington reported an operating loss of $10.7 million compared to an operating profit of $10.7 million in 1995. The nine-month operating loss includes various non-cash or non-recurring charges related to the company's recapitalization in May, 1996. The most significant of these were $10.9 million of costs and obligations paid by the previous owners which were required to be reflected in the company's financial statements.

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    Operating profit in the third quarter of 1996 declined relative to the comparable period in the previous year due to (i) the lower U.S. domestic net sales described above; (ii) a non-cash, APB16 purchase accounting adjustment of $1.4 million related to the consummation of the recapitalization in May, 1996;
(iii) a shift in the product mix which produced lower gross margin dollars; and
(iv) price reductions on two shaver products to meet competitive pressures.

    The company believes that the difficult operating conditions will likely continue to impact its U.S. domestic operations in the fourth quarter. As a result, the company expects that worldwide consolidated net sales for the fourth quarter will be flat compared with 1995 and that operating profit will experience a decline relative to the prior year.

    Remington's management has recently undertaken several initiatives to improve sales and profitability in 1997. These initiatives include: (i) the introduction of several new women's personal care and shaver product lines in October, 1996; (ii) the development of a new line of men shavers to be introduced in 1997; and (iii) the planned opening of additional Service Stores in advance of the 1996 Christmas season.

    As of September 28, 1996, the company's total debt balances were $171.8 million, consisting of $40.6 million under the credit facilities, $130.0 million of 11% Senior Subordinated Notes, and $1.2 million of other debt. Cash balances as of that date were $0.3 million, and the company had approximately $29.5 million available under its revolving credit facility.

    Remington is currently in compliance with all covenant provisions in its existing credit agreement and believes its current capital structure provides it with sufficient flexibility and liquidity to meet the company's near-term working capital and debt service requirements.

    Remington Products is one of the world's leading manufacturers and marketers of men's and women's electrical personal care appliances. The company's headquarters are located at 60 Main Street, Bridgeport, Connecticut.

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Statements made in this press release include forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Among other things, expectations for the 1996 fourth quarter are based on assumptions which management believes to be reasonable at this time including assumptions concerning the volume and product risk of the sales. In addition, there can be no assurance that the initiatives described above will be successful. Information on other significant potential risks and uncertainties not discussed herein may be found in the Company's filings with the Securities and Exchange Commission including its Form 10Q for the quarter ended September 28, 1996 (which will be filed on November 12, 1996) and the Prospectus dated October 3, 1996.

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